(213) 683-6159
annlawrence@paulhastings.com
October 17, 2007
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:	Mr. Geoffrey Kruczek
Ms. Peggy Fisher

Re:	Nanosphere, Inc.
Registration Statement on Form S-1 (File No. 333-145356)
Amendment No. 2
Dear Mr. Kruczek and Ms. Fisher:
     Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of our client, Nanosphere, Inc. (the “Company”), is Amendment No. 2 (“Amendment No. 2”) amending Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on September 27, 2007 (“Amendment No. 1”). Amendment No. 2 is marked to show changes from Amendment No. 1. Amendment No. 2, as amended by any future amendments to the Company’s Registration Statement as filed with the Commission, is referred to herein as the “Registration Statement.”
     Amendment No. 2 is also being filed in response to comments received from the staff of the Commission (the “Staff”) by letter dated October 9, 2007 with respect to Amendment No. 1. The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2.

United States Securities and Exchange Commission
October 17, 2007

Staff Comments and Company Responses
Prospectus
Capitalization, page 24
1.	Please refer to prior comment 9. We note that you revised the disclosure to “separate” the cash and cash equivalents from the presentation of capitalization. Cash and cash equivalents are not capital, and therefore they should be excluded from the capitalization table. Please revise.
         The Company has revised the disclosure to address the Staff’s comment. Please refer to page 25 of Amendment No. 2.
Dilution, page 25
2.	We note your revised disclosure in the last paragraph on page 26. We also note that you added disclosure regarding the existence of outstanding warrants. Please revise the last paragraph on page 26 to disclose how the numbers, amounts and percentages would change, assuming all outstanding warrants and options are exercised.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to page 27 of Amendment No. 2.
Limitation of Liability and Indemnification, page 62
3.	Please file as exhibits the indemnification agreements you intend to enter into with your officers and directors.
          In response to the Staff’s comment, the Company has filed a Form of Indemnification Agreement as Exhibit 10.29 to Amendment No. 2. All executive officers and directors of the Company shall enter into an agreement in substantially the form filed as Exhibit 10.29 prior to the closing of the Company’s initial public offering (“IPO”).
Annual Cash Incentive Compensation, page 66
4.	We note your revised disclosure on page 67 concerning the assessment and awarding of cash bonuses. Please explain whether your compensation committee adopted Mr. Moffitt’s recommendations for executive officer bonuses without change, or explain how they differed. Also explain whether your board adopted the compensation committee’s recommendations for Mr. Moffitt’s bonus without change, or explain how it differed.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages 68  -  69 of Amendment No. 2.
Post-2006 Actions, page 72
5.	We note your revised disclosure in response to prior comment 38 regarding performance-based milestones applicable to 2007 stock option grants. Please expand to disclose with specificity all targets related to the

United States Securities and Exchange Commission
October 17, 2007

four milestones referenced in your disclosure. Please provide such disclosure or, alternatively, tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that it is appropriate to omit specific targets, expand your disclosure to discuss how difficult it would be for the executive, or how likely it will be for the registrant, to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b). Please note that we may have further comments after we receive your response.
          The Company respectfully advises the Staff that in accordance with Item 402(b) of Regulation S-K, the Company believes that disclosing the quantitative milestones related to the achievement of (i) a minimum annualized revenue and minimum gross profit margin from product sales for two consecutive quarters, and (ii) an increased minimum gross profit margin from product sales for two consecutive quarters, would result in competitive harm. These terms do not materially enhance an investor’s understanding of the value and financial prospects of the Company. Moreover, the Company believes that the disclosure of these confidential terms may be detrimental to the interests of investors and cause substantial harm to the competitive position of the Company because third parties may be able to use this information to gain an unfair advantage over the Company or to extract terms that are unfavorable to the Company. By providing the quantitative criteria for the vesting of the performance milestones, the Company’s customers may be able to calculate financial data that could result in a decreased profit margin. The Company advises the Staff that it has revised the disclosure to address how likely it will be for the Company to achieve the undisclosed target levels. Please refer to page 75 of Amendment No. 2.
Balance Sheets, page F-3
6.	Please refer to prior comment 50. We may have further comments after reviewing the pro forma information you intend to present regarding the effect of the conversion.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages F-3 and F-25 of Amendment No. 2.
Equity Incentive Plan, page F-11
7.	Please refer to prior comment 54. Please tell us the date when the current range was first discussed with your underwriters. Further bridge this date with management’s fair value per share determination.
          The Company respectfully advises the Staff that September 25, 2007 was the date in which the Company first discussed offering pricing ranges with our underwriters. The Company’s management agrees that the current pricing range of $14.00 – $16.00 (after effecting a 25-for-one reverse stock split) is an appropriate estimate of the current common stock fair value. The Company’s management believes that the current pricing range reflects the Company’s value following receipt of 510(k) clearance from the United States Food and Drug Administration (the “FDA”) for the Verigene System and warfarin metabolism test in September 2007 and for the Company’s hyper-coagulation test in October 2007.
          The Company’s management also believes that the $4.50 valuation ($0.18 pre-split) as of April 30, 2007 is valid as it reflects the Company’s value at April 30, 2007 which was prior to

United States Securities and Exchange Commission
October 17, 2007

receiving FDA clearance for any of its products. Furthermore, the April 30, 2007 valuation was based on AICPA guidelines for Valuation of Privately-Held-Company Equity Securities.
          Management believes that the increase from $4.50 per share ($0.18 pre-split) as of April 30, 2007 to $15.00 per share (the midpoint of the current range) is driven by the Company’s ability to generate revenue now that it has received FDA clearance for its initial products.
Note 7. License Agreements, page F-14
8.	Please refer to prior comment 56. We note that a majority of your capitalized intangible assets relate to products that you received clearance from the FDA in September 2007, and other products that are still in the “development stage,” where the company has not yet sought FDA clearance. Please explain why these costs should not be expensed under SFAS 2 until regulatory approval has been obtained.
          The Company respectfully advises the Staff that capitalized intangible assets relate to patent costs for patents the Company has been granted or has applied for and for intellectual property licensing fees paid by us to obtain rights to patents owned by third parties. Of the $5.2 million of capitalized intangible assets as of June 30, 2007, $3.4 million relates to capitalized patent costs and $1.8 million relates to intellectual property licensing fees. The patent costs relate to legal fees associated with the Company’s applications for patents on various technologies developed internally within the Company or jointly with others. SFAS No. 2, paragraph 10 describes “examples of activities that typically would be excluded from research and development” and indicates in paragraph 10.i. that “legal work in connection with patent applications or litigation, and the sale or licensing of patents” is an example of such activity. Accordingly, the patent costs are not subject to the provisions of SFAS No. 2 as the costs relate to the legal work in connection with the acquisition of patents.
          With respect to the capitalized license fees that relate to products still in the “development stage,” such license fees relate to intellectual property licenses the Company has obtained, such as genetic sequences or chemical reagents, which are used in the manufacturing and marketing of our diagnostic test products. Such licensed intellectual property is not used in the Company’s development of products, but is required to ensure the Company can manufacture and market the products it develops without infringing on patents owned by third parties. Accordingly, such intellectual property licenses relate to proven technology that is not part of the Company’s research or development activities and does not meet the definition of “research” or “development” as defined in paragraph 8 of SFAS No. 2 and therefore is excluded from the scope of SFAS No. 2.
9.	In this regard, revise to clarify the disclosure on page F-10, that “licenses related to FDA cleared product” with your response to comment 56, which states, “the company has not yet sought FDA clearance.”
          The Company respectfully advises the Staff that the disclosure on page F-10 is meant to describe what is and is not included in the preceding table in Amendment No. 2 reflecting future amortization expense. The Company does not know when the FDA will clear its diagnostic test products, and can therefore only estimate future amortization expense for cleared diagnostic test products. As indicated in the response to comment 8 above and to your prior comment 54, the Company has capitalized license fees associated with both FDA cleared diagnostic test products and with diagnostic test products still under development. To clarify this disclosure, we have added

United States Securities and Exchange Commission
October 17, 2007

disclosure that indicates the dollar amount of license fees included in intangible assets associated with diagnostic test products pending FDA clearance which are not included in the future amortization expense table. The Company further advises the Staff that of the $1.3 million of license fees not included in the future amortization table in the audited financial statements, $1.0 million relates to licenses associated with its hyper-coagulation assay that was cleared by the FDA on October 12, 2007, and thus have now commenced amortization and such amortization will be reflected in future disclosures.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages F-10  -  F-11 of Amendment No. 2.
Note 8. Convertible Preferred Stock, page F-15
10.	Please revise the filing to disclose all the significant terms of the warrants. Also, revise to include how you accounted for the warrants, including the related assumptions.
          The Company has revised the disclosure to address the Staff’s comment. Please refer to pages F-20  -  F-21 of Amendment No. 2.
* * * * * * * * * *
          The Company respectfully requests the Staff’s assistance in completing the review of Amendment No. 2 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding Amendment No. 2 or this response letter to Esteban A. Ferrer at (203) 961-7444 or me at (213) 683-6159.
Sincerely,

/s/    Ann Lawrence

Ann Lawrence
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Attachments

cc:	Dennis Hult, Securities and Exchange Commission
Angela Crane, Securities and Exchange Commission
William P. Moffitt III, Nanosphere, Inc.
J. Roger Moody, Jr., Nanosphere, Inc.
Esteban Ferrer, Paul, Hastings, Janofsky & Walker LLP